July 2009

Pricing Sheet No. 5 dated July 28, 2009 relating to

Preliminary Terms No. 5 dated June 24, 2009,

Registration Statement No. 333-145845

Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in Equities

PLUS Based on the Value of the S&P 500® Index due August 27, 2010

Performance Leveraged Upside SecuritiesSM

FINAL TERMS – July 24, 2009
Issuer:	Barclays Bank PLC
Maturity date:	August 27, 2010
Underlying index:	S&P 500® Index (the “Index”)
Aggregate principal amount:	$5,295,210
Payment at maturity:

If final index value is greater than initial index value,

$10 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If final index value is less than or equal to initial index value,

$10 x index performance factor

This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	979.26, the index closing value of the underlying index on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	August 24, 2010, subject to adjustment for certain market disruption events.
Leverage factor:	300%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.97 (119.65% of the stated principal amount) per PLUS
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	July 24, 2009
Original issue date:	July 29, 2009 (3 business days after the pricing date)
CUSIP:	06740H 500
Listing:	We do not intend to list the PLUS on any securities exchange.
Selected Dealer:	Morgan Stanley Smith Barney LLC (“MSSB”)

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per PLUS	$10	$0.20	$9.80
Total	$5,295,210	105,904.20	$5,189,305.80

(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.95 per PLUS.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRELIMINARY TERMS NO. 5, PROSPECTUS SUPPLEMENT, PROSPECTUS AND INDEX SUPPLEMENT, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW BEFORE YOU MAKE AN INVESTMENT DECISION.

“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The PLUS are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the PLUS.

Preliminary Terms No. 5 dated June  24, 2009

Prospectus dated February  10, 2009,

Prospectus Supplement dated February  10, 2009 and

Index Supplement dated February 10, 2009

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1011). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue-Attn. US InvSol Support, New York, NY 10166.

“Performance Leveraged Upsize SecuritiesSM” and “PLUSSM ”are service marks of Morgan Stanley.

Morgan Stanley Smith Barney LLC	Barclays Capital Inc.